SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Board Approves Convertible Bonds Buyback Program dated January 28, 2008.




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                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold's Board Approves Convertible Bonds Buyback Program

Monday January 28, 1:11 pm ET

PETACH TIKVA, Israel, January 28 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd. (NASDAQ: IGLD; TASE: IGLD) today announced that its Board of Directors has authorized the repurchase of up to NIS 112 million (approximately U.S. $30 million) of the Company's convertible bonds. The repurchases will be made from time to time in the open market on the Tel Aviv Stock Exchange. The timing and amount of any shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

Commenting on the announcement, Mr. Eli Holtzman, CEO of Internet Gold, said, "We have initiated this repurchase program in view of the current market price for our convertible bonds and shares, which we believe are far below the Company's true value and its future growth prospects. The business strategy that we have been executing over the past year and a half has tripled our revenues and profits, and positioned us favorably for additional significant growth. We are now shifting into a new growth phase with the goal of expanding our penetration of domestic communications and media markets while capitalizing on high-potential international opportunities. As such, our Board believes that we are on a path that will create significant value for our shareholders, making it prudent for us to invest in our convertible bonds and shares, which we believe are undervalued. In parallel to the convertible bond buyback plan, we will continue to implement our ordinary share buyback plan which we announced on November 29, 2007. The company intends to complete the share buyback program as soon as possible, subject to the volume limitations imposed by Rule 10b-18. To date, we have repurchased approximately 350,000 shares."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209


    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-200-3848





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         INTERNET GOLD-GOLDEN LINES LTD.
                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 28, 2008